Exhibit 16.1

April 5, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for the Heska Corporation (the Company) and, under the date of March 29, 2006, we reported on the consolidated financial statements of Heska Corporation and subsidiaries as of and for the fiscal years ended December 31, 2004 and 2005. On March 31, 2006, our appointment as principal accountants for Heska Corporation was terminated. We have read Heska Corporation’s statements included under Item 4.01 of its Form 8-K dated March 31, 2006, and we agree with such statements except that we are not in a position to agree or disagree with Heska Corporation’s statements that (i) the change was recommended and approved by the Company's Audit Committee or (ii) the statements in Item 4.01(b).

Very truly yours,

/s/   KPMG LLP